Exhibit 12.1

STATEMENT OF COMPUTATION OF RATIOS OF EARNINGS

TO COMBINED FIXED CHARGES AND PREFERRED DIVIDENDS

(in thousands, except ratios)

Because Spirit Realty Capital, Inc., directly or indirectly through wholly-owned subsidiaries, owns 100% interest in Spirit Realty, L.P., the ratios of earnings to combined fixed charges are the same for Spirit Realty Capital, Inc. and Spirit Realty, L.P.

	Six Months Ended June 30,	Twelve Months Ended December 31,
	2017	2016	2015	2014	2013	2012
Pre-tax income (loss) from continuing operations	$4,975	$46,046	$24,704	$(50,186)	$(32,059)	$(72,011)
Add: Fixed charges	93,448	196,586	222,901	220,070	179,267	156,220

Pre-tax earnings from continuing operations before fixed charges	$98,423	$242,632	$247,605	$169,884	$147,208	$84,209

Fixed charges:
Interest expense	$82,321	$181,206	$212,534	$214,895	$161,415	$139,239
Amortization of deferred financing costs	4,823	9,070	7,937	5,899	13,188	2,819
Amortization of discount relating to indebtedness	7,095	15,104	17,823	17,752	13,234	10,802
Amortization of premium relating to indebtedness	(791)	(8,887)	(15,501)	(18,601)	(8,581)	(56)
Amortization related to interest rate swaps	—	93	108	125	11	3,416

Fixed charges	$93,448	$196,586	$222,901	$220,070	$179,267	$156,220

Ratio of earnings from continuing operations to fixed charges(1)	1.05	1.23	1.11	—	—	—
Fixed charges	$93,448	$196,586	$222,901	$220,070	$179,267	$156,220
Preferred dividends	—	—	—	—	—	63

Combined fixed charges and preferred dividends	$93,448	$196,586	$222,901	$220,070	$179,267	$156,283

Ratio of Earnings to Combined Fixed Charges and Preferred Dividends	1.05	1.23	1.11	— (1)	— (1)	— (1)

Surplus (Deficiency) Combined Fixed Charges and Preferred Dividends	$4,975	$46,046	$24,704	$(50,186)	$(32,059)	$(72,074)

Interest expense	$82,321	$181,299	$212,642	$215,020	$161,426	$142,655

(1)	The ratio of earnings to combined fixed charges and preferred dividends was less than 1.00 as a result of losses from continuing operations for all periods presented.